UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2015

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033 and 333-204795), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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On December 3, 2015, a Special General Meeting of Shareholders of Can-fite BioPharma Ltd. (the “Company”) approved, in accordance with the majority required, a proposal to (i) increase the Company’s authorized share capital by NIS 10,000,000, such that following the increase, the authorized share capital shall equal NIS 20,000,000 divided into 80,000,000 ordinary shares, par value NIS 0.25 each, and to amend the Company’s articles of association accordingly, and (ii) amend the terms of the Company’s Series 10 Warrants by extending the expiration date of the Series 10 Warrants from October 31, 2015 to October 31, 2016 and allowing the Series 10 Warrants to be exercised on any trading day. In addition, on the same day, a Special General Meeting of Series 10 Warrant Holders of the Company approved, in accordance with the majority required, a proposal to amend the terms of the Company’s Series 10 Warrants by extending the expiration date of the Series 10 Warrants from October 31, 2015 to October 31, 2016 and allowing the Series 10 Warrants to be exercised on any trading day. Such proposals were described in the Company’s Notice of Special General Meeting of Shareholders and Holders of Series 10 Warrants, dated October 26, 2015, and in its Proxy Statement, dated October 26, 2015, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 26, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date December 4, 2015	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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